UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
001-33444
(Commission File Number)

Eurand N.V.
(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     On August 28, 2009, Eurand N.V. a specialty pharmaceutical company (the “Company”), announced that the U.S. Food and Drug Administration (“FDA”) granted final approval of the Company’s New Drug Application (“NDA”) for ZENPEP™ (pancrelipase) Delayed-Release Capsules for the treatment of exocrine pancreatic insufficiency (EPI) in patients with cystic fibrosis (CF) or other conditions. ZENPEP, a pancreatic enzyme product (PEP), has been evaluated in clinical studies in adults and children — including children from one to 12 years old and will offer four dosage strengths to meet the varied needs of infants, toddlers, adolescents and adults with EPI. EPI is the inability to properly digest food due to a lack of digestive enzymes made by the pancreas. Loss of digestive enzymes leads to maldigestion and malabsorption of nutrients. This is a common disorder for those suffering from cystic fibrosis and other conditions compromising the exocrine function of the pancreas, such as pancreatic cancer, gastrointestinal surgery and chronic pancreatitis. EPI results in malnutrition and, especially in CF patients, impaired growth in children, compromised immune response and shortened life expectancy. ZENPEP replaces these missing enzymes and improves digestion and absorption. In addition, ZENPEP’s stability and precise range of dosage strengths will allow health care professionals to dose a patient’s treatment regimen for optimal symptom control and potentially reduce their pill burden.
     ZENPEP was developed specifically to meet the FDA’s guidelines on PEPs. Historically, PEPs have not been regulated and approved by the FDA. In 2004, due to inconsistent quality that affected the safety and efficacy of PEPs, the FDA determined it was necessary to better control these products. All manufacturers of EPI drug products were required to file NDAs and receive marketing approvals by April 2010.
     The U.S. commercial launch of ZENPEP is planned for the fourth quarter of 2009. Eurand will market ZENPEP for the approved indication through its own sales force to the different physician groups that treat EPI within each of the target CF and non-CF patient populations. The Company is committed to a successful launch of ZENPEP and intends to deploy a sales force of sufficient size and scope to address these distinct market segments. To accelerate adoption, the Company will also have an extensive sampling and patient support program for a period of time following the launch.
     Included as Exhibit 99.1 in this report on Form 6-K is a press release issued by Eurand N.V. on August 28, 2009. Except for the press release which is included as Exhibit 99.1 to this report on Form 6-K which shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, the information in this 6-K shall be deemed incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 12, 2008.
EXHIBITS

Exhibit 99.1	Press Release titled “Eurand Granted FDA Approval for ZENPEP™ First and Only FDA-Approved Pancreatic Enzyme Product Clinically Tested in Patients under 12 Years Old,” issued on August 28, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 28, 2009

EURAND N.V. (Registrant)
By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer and Secretary